EXHIBIT 99.1

Brookfield Infrastructure Closes Strategic Acquisition of Inter Pipeline

BROOKFIELD, NEWS, Oct. 28, 2021 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), together with its institutional partners (collectively, "Brookfield Infrastructure") and Inter Pipeline Ltd. ("Inter Pipeline") (TSX: IPL) are pleased to announce the successful completion of Brookfield Infrastructure's strategic acquisition of Inter Pipeline pursuant to the previously announced statutory plan of arrangement under the Business Corporations Act (Alberta) (the "Arrangement").

The Arrangement was approved by: (i) 99.91% of the votes cast by holders of common shares ("Inter Pipeline Shares") of Inter Pipeline ("Shareholders") present in person (virtually) or represented by proxy at the special meeting of Inter Pipeline (the "Meeting") held today; and (ii) 99.90% of the votes cast by Shareholders, excluding the votes required to be excluded in determining minority approval of a business combination under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. After obtaining the requisite Shareholder approvals at the Meeting, Inter Pipeline received a final order of the Court of Queen's Bench of Alberta approving the Arrangement.

Pursuant to the Arrangement, Shareholders, other than Brookfield Infrastructure, were entitled to elect, on or before 5:00 p.m. (Calgary time) on October 26, 2021 (the "Election Deadline"), to receive, for each Inter Pipeline Share held:

  C$20.00 in cash (not subject to proration);
  0.250 of a class "A" exchangeable subordinate voting share ("BIPC Share") of Brookfield Infrastructure Partners Corporation ("BIPC") (subject to proration);
  0.250 of a class B limited partnership unit (each whole unit, an "Exchangeable LP Unit") of Brookfield Infrastructure Corporation Exchange Limited Partnership ("Exchange LP") (to the extent such Shareholders were eligible to make such election and subject to proration); or
  any combination thereof.

Based on the valid elections received by the Election Deadline, Shareholders, other than Brookfield Infrastructure, will receive cash in respect of an aggregate of 68.7 million Inter Pipeline Shares and BIPC Shares or Exchange LP Units in respect of an aggregate of 32.4 million Inter Pipeline Shares.

It is anticipated that the Inter Pipeline Shares will be delisted from the Toronto Stock Exchange (the "TSX") on or about the close of trading on November 1, 2021.

As previously announced, effective upon closing of the Arrangement, each of Christian Bayle, President and Chief Executive Officer and Brent Heagy, Chief Financial Officer, stepped down from their management positions with Inter Pipeline and Mr. Bayle also resigned from the Board of Directors (the "Board") of Inter Pipeline. At the effective time of the resignations, Brian Baker was appointed as interim Chief Executive Officer, pending a search to identify a permanent replacement, and Paul Hawksworth was appointed as Chief Financial Officer.

In connection with the Arrangement, the Board also determined to terminate Inter Pipeline’s Premium DividendTM and Dividend Reinvestment Plan (the "DRIP") effective October 28, 2021, which had been suspended since March 30, 2020, pursuant to and in accordance with the terms and conditions set forth in the DRIP. All participants in the DRIP were entitled to make elections and deposit their Inter Pipeline Shares under the Arrangement.

Certificates or direct registration system ("DRS") advices representing Inter Pipeline Shares not deposited under the Arrangement prior to the Election Deadline, no longer entitle the holder thereof to any rights as a Shareholder and such registered Shareholders have the right to receive combination of the Share Consideration and the Cash Consideration, subject to rounding, for their Inter Pipeline Shares pursuant to, and in accordance with, the terms of the Arrangement. Registered Shareholders who have not yet tendered their Inter Pipeline Shares should submit a duly completed letter of transmittal and election form to Computershare Investor Services Inc., the depositary appointed by Brookfield Infrastructure in relation to the Arrangement. Registered Shareholders that hold physical certificates or DRS advices must include the same with their letter of transmittal and election form. Letters of transmittal and election forms were previously sent to Shareholders with the materials of the Meeting. Additional copies may be obtained by contacting Computershare by telephone at 1‐800‐564-6253 or at 1‐514‐982‐7555 (if outside North America) or by email at corporateactions@computershare.com or by going to Inter Pipeline's website at www.interpipeline.com or Inter Pipeline's SEDAR profile at www.sedar.com.

Brookfield Infrastructure will file an early warning report, pursuant to National Instrument 62‐103, in respect of its acquisition of Inter Pipeline Shares. A copy of this report may be obtained from Inter Pipeline's SEDAR profile at www.sedar.com or by contacting Kate White at Brookfield Infrastructure by telephone at 416-956-5183 or by email at kate.white@brookfield.com.

Following the closing of the Arrangement and the delisting of the Inter Pipeline Shares from the TSX, it is expected that Inter Pipeline and Bison Acquisition Corp. (the "Purchaser") will amalgamate to form "Inter Pipeline Ltd." ("Amalco"). As a result of the anticipated amalgamation, the debt incurred by the Purchaser under a non-revolving term credit facility (the “Credit Facility”) established by a syndicate of lenders in connection with the acquisition of Inter Pipeline Shares, will be assumed by Amalco. The Credit Facility is fully drawn in the amount of C$1.425 billion and will mature on August 23, 2024. A copy of the Credit Facility will be posted under Amalco's profile on SEDAR at www.sedar.com following completion of the anticipated amalgamation.

Further Information for Inter Pipeline Shareholders

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure Partners is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over US$625 billion of assets under management. For more information, go to www.brookfield.com.

Inter Pipeline Ltd. is a major petroleum transportation and natural gas liquids processing business based in Calgary, Alberta, Canada. Inter Pipeline owns and operates energy infrastructure assets in Western Canada and is building the Heartland Petrochemical Complex — North America's first integrated propane dehydrogenation and polypropylene facility. For more information, go to www.interpipeline.com.

No Offer or Solicitation
This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The acquisition of the Inter Pipeline Shares and issuance of securities of BIPC was made solely by, and subject to the terms and conditions set out in the amended and restated arrangement agreement dated September 21, 2021 between Inter Pipeline and the Purchaser, as amended.

NOTICE TO U.S. HOLDERS OF INTER PIPELINE SHARES

The BIPC Shares issued to certain Shareholders in exchange for their Inter Pipeline Shares pursuant to the Arrangement have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or the securities laws of any state within the United States, and were issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act, provided by Section 3(a)(10) thereof. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any security issued in exchange for one or more bona fide outstanding securities from the registration requirements of the U.S. Securities Act where, among other things, the terms and conditions of such issuance and exchange have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof.

Shareholders subject to United States federal income taxation should be aware that the disposition of their Inter Pipeline Shares and the acquisition of BIPC Shares pursuant to the Arrangement may have tax consequences both in the United States and in Canada. Shareholders should be aware that owning BIPC Shares may subject them to tax consequences both in the United States and in Canada. Such consequences for Shareholders who are resident in, or citizens of, the United States are not described herein and such Shareholders are encouraged to consult their tax advisors.

Cautionary Statement

This news release includes "forward-looking information" within the meaning of applicable securities laws relating to, among other things, the timing of delisting of the Inter Pipeline Shares from the TSX, and the anticipated amalgamation and related debt incurrence by Amalco. Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance. Brookfield Infrastructure cautions that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause Brookfield Infrastructure's current objectives, strategies and intentions to change. Accordingly, Brookfield Infrastructure warns readers to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding Brookfield Infrastructure's future results or plans. Brookfield Infrastructure cannot guarantee that any forward-looking information will materialize and readers are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents expectations as of the date of this news release and are subject to change after such date. However, Brookfield Infrastructure is under no obligation (and Brookfield Infrastructure expressly disclaims any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the Arrangement referred to above, as well as information on the anticipated amalgamation and effect thereof on Amalco. Readers are cautioned that such information may not be appropriate for other purposes. There can be no assurance that the proposed amalgamation will occur, or that it will occur on the terms and conditions contemplated in this news release. The proposed amalgamation could be modified, restructured or the Board may determine not to proceed with the amalgamation at all, which could have a material adverse effect on the current and future operations, financial condition and prospects of Inter Pipeline. A comprehensive discussion of other risks that impact Inter Pipeline can also be found in its public reports and filings which are available under its profile on SEDAR at www.sedar.com.

For more information, please contact:

Brookfield Infrastructure

Media:	Investors:
Sebastien Bouchard	Kate White
Vice President, Communications	Manager, Investor Relations
Tel: (416) 943-7937	Tel: (416) 956-5183
Email: sebastien.bouchard@brookfield.com	Email: kate.white@brookfield.com

Inter Pipeline
Media:	Investors:
Steven Noble	Jeremy Roberge
Manager, Corporate Communications	Vice President, Finance and Investor Relations
Tel: (403) 717-5725	Tel: (403) 290-6015 or 1-866-716-7473
Email: mediarelations@interpipeline.com	Email: investorrelations@interpipeline.com